FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent reports first quarter 2008 results

Key highlights for the quarter

•

Revenues of Euro 3.864 billion, up 6.3% year-over-year at Euro/USD constant currency

•

Adjusted2 gross profit of Euro 1.399 billion or 36.2% of revenues

•

Adjusted2 operating income1 of Euro 36 million or 0.9% of revenues

•

Adjusted2 net loss (group share) of Euro (95) million or Euro (0.04) per diluted share

•

Reported net loss (group share) of Euro (181) million or Euro (0.08) per diluted share

•

Net debt of Euro (30) million versus a net cash position of Euro 271 million at end 2007

Paris, April 30, 2008 – Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the first quarter 2008.

During the quarter, revenues declined 0.5% year-over-year and 26.2% sequentially to Euro 3.864 billion. At constant Euro/USD exchange rate, revenues grew 6.3% year-over-year and declined 23.2% sequentially. At constant exchange rate and on a year-over-year basis, Carrier revenues grew 1.7%, Enterprise revenues grew 8.4% and Services revenues grew 14.6%. The adjusted2 gross margin was 36.2% of revenues, of which approximately 0.9-percentage point is due to gains on currency hedging. Adjusted2 operating income1 was Euro 36 million or 0.9% of sales, including a Euro 31 million capital gain from the receipt of proceeds due to a sale of intellectual property rights.

Executive commentary

Patricia Russo, CEO commented:

“Considering the impact of the Euro/USD adverse shift, our revenue performance was in line with our expectations, with a year-over-year growth of 6.3% and a sequential decline in the mid point of our typical seasonal pattern of –20% to –25%. Our carrier business grew year-over-year at constant exchange rate, reflecting the solid performance of our wireline business, essentially driven by optics. Our wireless access business showed good resilience, as the expected decline in CDMA was more than offset by the strong year-over-year double-digit growth of our revenue in GSM, W-CDMA and RFS. Our strategic initiatives to enhance growth in the Enterprise and Services businesses are paying off as we report a strong year-over-year growth in each of these segments at constant exchange rate. And our business in North America showed good year-over-year growth in US dollar terms.”

“We achieved significant progress in our adjusted gross margin, up 3.8 points quarter-over-quarter to 36.2%, in spite of significantly lower volumes. This is attributable in part to one-time gains and a favourable mix, but also reflects an improved ability to retain the benefits of our product costs reduction programs. Additionally, we reduced our operating expenses by 12% year-over-year, excluding the one time capital gain”.

“This quarter we made progress in a number of areas and believe we are taking the right actions to position the company to take advantage of the long-term growth potential we see in the industry driven by new subscribers, more broadband deployments and video and data traffic growth.”

Market and outlook

While the long-term prospects for the industry are positive, the current macroeconomic environment remains uncertain, leading the company to continue to be prudent in its market assumptions. The company’s updated projections for 2008 now indicate that the global telecommunications equipment and related services market should be flat versus the company’s previous forecast of flat to slightly up.

With approximately half of its revenue in US dollar or dollar-linked currencies, Alcatel-Lucent expects its full year 2008 revenue, expressed in current rate, to be down in the low to mid-single digit range. This is due primarily to the significant deterioration in the Euro/USD exchange rate and, to a much lesser extent, the potential for lower capital spending by a few customers. Against this backdrop, Alcatel-Lucent will continue to execute against its three-year plan, with an aim to improve gross margin, reduce operating expenses and turn around underperforming businesses.

•

For full year 2008, the company believes it can achieve an adjusted gross margin in the mid thirties and confirms its target to achieve a low to mid single-digit adjusted operating margin in percentage of revenues.

•

For the second quarter 2008, Alcatel-Lucent expects revenues to increase in the mid single-digit range sequentially.

Reported results

For the first quarter 2008, Alcatel-Lucent’s reported revenues amounted to Euro 3,864 million. The reported gross profit was Euro 1,397 million, including the impact from purchase price allocation (PPA) entries of Euro (2) million. Reported operating loss1 was Euro (106) million, including the negative impact from PPA entries of EUR (142) million. For the quarter, reported net loss (group share) was Euro (181) million or Euro (0.08) per diluted share (USD (0.13) per ADS), including the negative after tax impact from PPA entries of Euro (86) million.

Adjusted results

In addition to the reported results, Alcatel-Lucent is providing adjusted financial results in order to provide meaningful comparable information, which exclude the main non-cash impacts from PPA entries in relation to the Lucent business combination. These non-cash impacts are very material and non-recurring due to the different amortization periods depending on the nature of the adjustments, as detailed in the annex. Reported figures are not comparable with our main competitors and many business players who have not undergone any similar business combinations as the Alcatel and Lucent one.

For the first quarter 2008, Alcatel-Lucent generated revenues of Euro 3,864 million, compared to Euro 3,882 million in the year-ago quarter, a decrease of 0.5%. The adjusted2 gross profit was Euro 1,399 million or 36.2% of revenues, compared to an adjusted2 gross profit of EUR 1,335 million or 34.4% of revenues in the year-ago quarter. Adjusted2 operating income1 was Euro 36 million, 0.9% of revenues, compared with an adjusted2 operating loss of Euro (244) million or (6.3%) of revenues in the year-ago quarter. For the quarter, adjusted2 net loss (group share) was Euro (95) million or Euro (0.04) per diluted share (USD (0.07) per ADS), compared to an adjusted2 net income of EUR 199 million or Euro 0.09 per share (USD 0.12 per ADS) in the year ago quarter which included a one-time net gain of Euro 674 million or Euro 0.30 per diluted share related to the sale of assets to Thales.

Balance sheet and pension status

The net (debt)/cash position was Euro (30) million as of March 31, 2008, compared with Euro 271 million as of December 31, 2007. It should be noted that the amount of accounts receivable sold during the quarter was reduced by Euro 217 million sequentially. The funded status of pensions and other post retirement benefits (OPEB) amounted to Euro 2.609 billion as of March 31, 2008, down from Euro 2.806 billion as of December 31, 2007. As of March 31, 2008, the global asset allocation of the group’s funds was 20% in equity securities, 60% in bonds and 20% in alternatives (i.e., real estate, private equity and hedge funds), unchanged from year-end 2007.

Key figures

Adjusted Profit & Loss	First quarter	First quarter	Change,	Fourth	Change,
Statement	2008	2007	y-o-y	quarter 2007	q-o-q
In Euro million except for EPS			(% or pt)		(% or pt)
Revenues	3 864	3 882	-0.5%	5 234	-26.2%
Gross profit	1 399	1 335	+4.8%	1 694	-17.4%
In % of revenues	36.2%	34.4%	+1.8 pt	32.4%	+3.8 pt
Operating income[1]	36	-244	Nm	303	Nm
In % of revenues	0.9%	-6.3%	+7.2 pt	5.8%	-4.9 pt
Net income (loss), group share	-95	199	Nm	-48	Nm
EPS diluted (in Euro)	-0.04	0.09	Nm	-0.02	Nm
E/ADS* diluted (in USD)	-0.07	0.12	Nm	-0.03	Nm
Diluted number of shares	2259.1	2252.0	+0.3%	2258.7	+0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.5805 as of March 31, 2008, of USD 1.3374 as of March 31, 2007 and of USD 1.4603 as of Dec. 31,2007.

Breakdown of	First quarter	First quarter	% change,	Fourth	% Change,
segment revenues	2008	2007	y-o-y	quarter 2007	q-o-q
(In Euro million)
Carriers	2 700	2 839	-4.9%	3 734	-27.7%
Enterprise	382	371	+3.0%	435	-12.2%
Services	679	627	+8.3%	1 020	-33.4%
Other & eliminations	103	45	Nm	45	Nm
Total group revenues	3 864	3 882	-0.5%	5 234	-26.2%

Breakdown of segment	First quarter	First quarter	Change,	Fourth	% Change,
operating income[1] (loss)	2008	2007	y-o-y	quarter 2007	q-o-q
(In Euro million)			(% or pt)
Carriers	-34	- 194	Nm	94	Nm
In % of revenues	-1.2%	-6.8%	+5.6 pt	2.5%	-3.7 pt
Enterprise	16	19	-15.8%	56	-71.4%
In % of revenues	4.2%	5.1%	-0.9 pt	12.9%	-7.8 pt
Services	19	-29	Nm	107	-82.2%
In % of revenues	2.8%	-4.6%	+7.4 pt	10.5%	-7.7 pt
Other & eliminations	35	-40	Nm	47	Nm
Segment op. income (loss)	36	-244	Nm	303	-88.1%

Business Commentary

Carrier Operating Segment

Revenues for the Carrier operating segment were Euro 2,700 million in the first quarter 2008, compared to Euro 2,839 million in the year-ago quarter, a 4.9% decrease at current exchange rate and growth of 1.7% at constant rate. Adjusted2 operating1 loss was Euro (34) million, a negative operating margin of (1.2%) compared to a loss of Euro (194) million or a negative operating margin of (6.8%) in the year ago period.

Key highlights:

•

Optical networking enjoyed a sustained momentum this quarter and a strong year-over year growth, especially in submarine activities where both revenues and orders doubled in the first quarter 2008. The company announced major customer wins in the quarter in both the terrestrial and submarine business.

•

Our Fixed access activities were impacted by the ongoing decline in new subscribers to copper-based broadband access, with shipments of ADSL ports down 8% year-over-year to 6.6 million. We continued to enjoy very strong growth in the FTTx market, with an increase in shipments of our GPON solutions to a number of European, Korean and U.S. large customers such as AT&T, Verizon and France Telecom/Orange.

•

In data networking, our IP routing activity continued to enjoy strong growth partly offset by a decline in legacy ATM revenues. Alcatel-Lucent added ten new customers in IP routing and reasserted its technology leadership with the introduction of the next generation 7750 SR and 7450 ESS, the industry’s first Terabit service edge routers.

•

In mobile networks, our GSM business grew year-over-year in a declining market, driven by network expansions in China, India, the Middle East and Africa. W-CDMA revenues more than doubled year-over-year, albeit from a low base, benefiting from the ramp-up in revenues at several key clients. Our CDMA revenues declined materially year-over-year, from an especially strong first quarter 2007. Radio Frequency Systems enjoyed very strong year-over-year growth, benefiting from surging demand in North America and China.

•

Our core switching business declined strongly year-over-year, as the rapid drop in legacy TDM voice was only partly offset by growth in mobile and fixed NGN.

•

Our applications activities grew moderately at constant exchange rate, due to the softness in revenues from Payment & IP communications applications in emerging markets. The rationalisation of the product portfolio is underway, with a focus on IP communications, Subscriber data management, Messaging and Payment.

Enterprise Operating Segment

For the first quarter 2008, revenues for the Enterprise operating segment were Euro 382 million compared to Euro 371 million in the year-ago quarter, an increase of 3.0% at current exchange rate and of 8.4% at constant rate. Adjusted2 operating income1 was Euro 16 million, or 4.2% of revenues compared to Euro 19 million or 5.1% in the year ago quarter.

Key Highlights:

•

Enterprise solutions grew in the mid single-digit range at constant currency, with a particularly strong performance in data networking, in North America - driven by good progress on the delivery of our large end-to-end contract with UPMC - and in the service provider channel.

•

Genesys, the contact centre software activity, enjoyed another strong quarter, with revenue growth in the mid teens at constant Euro/USD exchange rate driven by a strong performance in Europe.

•

Alcatel-Lucent continued to build its sales force and grow its revenues in targeted growth markets, including Security, Services, Verticals and Emerging countries. The associated investments, mainly in human resources are temporarily weighing on the segment’s adjusted2 operating income1.

Services Operating Segment

For the first quarter 2008, revenue for the Services operating segment were Euro 679 million compared to Euro 627 million in the year-ago quarter, an increase of 8.3% at current exchange rate and of 14.6% at constant rate. Adjusted2 operating income1 was Euro 19 million or 2.8% of revenues compared to an operating loss of Euro (29) million or (4.6)% of revenues in the year ago quarter.

Key Highlights:

•

Network operations grew in the high teens, as a result of some of the very large contracts won in 2007. In February, Alcatel-Lucent was awarded a major contract from Brasil Telecom to support and maintain its Fixed and Wireless networks.

•

Revenues from Network integration and Professional services both grew very strongly, driven by IPTV, IP transformation and Applications integration projects.

•

Maintenance grew at constant Euro/USD exchange rate, as the decline in legacy maintenance is now more than offset by growth in multi-vendor maintenance.

•

The segment enjoyed a material improvement in profitability year-over-year, mainly due to an improved absorption of fixed costs.

Alcatel-Lucent will host an audio webcast at 1:00 p.m. CET, which can be accessed at http://www.alcatel-lucent.com/1q2008

Notes

All adjusted figures are unaudited.

1- Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2- “Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See annex for detailed information).

2008 Upcoming Events/ Announcements

May 30    Annual shareholders’ Meeting in Paris

July 29   Second quarter 2008 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mary Ward	Tel: + 1 908 582 7658	mary.ward@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) expected revenues for the second quarter 2008, (ii) expected revenues, gross margin and operating margin for full year 2008.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can execute against and obtain benefits from its three-year plan to improve gross margin, cut operating expenses, and turn around underperforming businesses in order to achieve an improved operating margin, and whether these efforts will achieve their expected benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED CONSOLIDATED INCOME STATEMENT -2008	Q1-2008
(Unaudited)	Reported	PPA	Adjusted

Revenues	3,864	0	3,864
Cost of sales (a)	(2,467)	2	(2,465)

Gross Profit	1,397	2	1,399

Administrative and selling expenses (b)	(795)	30	(765)
Research and Development costs (c)	(708)	110	(598)

Operating income (loss) (1)	(106)	142	36

Restructuring costs	(122)		(122)
Impairment of assets	0		0
Post-retirement benefit plan amendment	0
Gain/(los) on disposal of consolidated entities	(1)		(1)

Income (loss) from operating activities	(229)	142	(87)

Financial result (net)	45	0	45

Share in net income (losses) of equity affiliates	28		28
Income tax (expense) benefit (d)	(19)	(56)	(75)

Income (loss) from continuing operations	(175)	86	(89)

Income (loss) ferom discontinued activities	0	0	0

Net Income (loss)	(175)	86	(89)

of which : Group share	(181)	86	(95)
Minority interests	6		6

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the condensed consolidated financial statements at March 31, 2008).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts

(cf. Note 3 to our Condensed Consolidated Financial Statements as of December 31, 2007)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments,

as indicated herefater.

(a) Depreciation of the reevaluation to fair value of productive tangible assets

(b) Amortization of intangibles assets - long term customer relationship (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years)

Correction of the net book value of intangible disposed of (patents).

(d) Normative tax impact @ 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: April 30, 2008	By:	/S/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer